Conestoga Funds
We Need Your Help!

We recently sent you a proxy statement and ballot for **Conestoga Funds**.   This proxy statement and ballot is for a special meeting of **Conestoga Funds'** shareholders. As of today, we have not received a reply from you regarding the important matters that will be discussed at this special meeting, and which are explained in the proxy statement we sent to you.

Please Vote Today
Every Vote Counts

It is important that we receive your vote by May 29, 2014 because it will avoid having to adjourn this meeting. It will also prevent the Funds from spending additional money soliciting shareholders' votes.

The Fund has made it very easy for you to vote. Choose one of the following methods:

      

VOTE ONLINE	**VOTE BY MAIL**	**VOTE BY PHONE**
Visit the Website noted on your proxy card and enter the control number that appears on the proxy card. Follow the on-screen prompts to vote.	Return the executed proxy card in the postage-paid envelope provided so it is received by MAY 29, 2014.	Call the toll free touch-tone phone number listed on your proxy card. Have your proxy card with control number available. Follow the touch-tone prompts to vote.

THANK YOU FOR VOTING